Filer: Tyco International Ltd.
                         Pursuant to Rule 425 under the Securities Act of 1933
                          Subject Company: Sensormatic Electronics Corporation
                                                 Commission File No. 001-10739

FOR IMMEDIATE RELEASE

CONTACTS:
Investor Relations                      Media Relations
R. Jackson Blackstock                   Maryanne Kane
Senior Vice President                   Chief Communications Officer
Tyco International (US), Inc.           Tyco International (US) Inc.
212-424-1344                            603-778-9700/508-747-0800

Tom Donahue                             Debora S. Coller
VP/Treasurer & Investor Relations       Vice President, Corporate Communications
Sensormatic                             Sensormatic
561-989-7912                            561-989-7035


                    TYCO INTERNATIONAL TO ACQUIRE SENSORMATIC


  Provides Comprehensive Range of New Products and Services Within Tyco Fire &
                                    Security

    Acquisition will be Immediately Accretive to Tyco Cash Flow and Earnings


Pembroke, Bermuda and Boca Raton, Florida, August 3, 2001 - Tyco International Ltd. (NYSE:TYC; LSE:TYI; BSE:TYC), a diversified manufacturing and services company, and Sensormatic Electronics Corporation (NYSE:SRM), a leading supplier of electronic security solutions to the retail, commercial and industrial marketplaces, announced today that they have entered into a definitive agreement, pursuant to which a subsidiary of Tyco will acquire Sensormatic in a stock-for-stock transaction. The transaction is valued at approximately $2.3 billion, including the assumption of $116 million of net debt. Sensormatic shareholders will receive Tyco common shares valued at $24.00 for each share of Sensormatic. Sensormatic, which had revenues of $1.1 billion for its fiscal year ended June 30, 2001, manufactures advanced lines of fully integrated electronic security products and systems, including electronic article surveillance (EAS) tagging for the retail industry and video and access control systems for a broad variety of commercial applications.

L. Dennis Kozlowski, Tyco's Chairman and Chief Executive Officer commented:
"Sensormatic provides an excellent strategic fit with Tyco Fire and Security, by broadening and enhancing our product line." Mr. Kozlowski added:
"Sensormatic is the global market leader in electronic article surveillance
(EAS) systems for the retail industry. The combination of our existing fire and security monitoring and service operations with SRM's leading manufacturing capabilities in EAS, video and access control allows us to provide a more complete security system solution to our customers worldwide. Furthermore, Tyco Fire and Security will leverage its retail customer base and global commercial sales force to enhance sales of Sensormatic's advanced
loss prevention technologies.   Like our other acquisitions, Sensormatic will
generate long-term, sustainable revenue growth and operating efficiencies, and add to our increasing base of service revenue."

In joining Tyco Fire and Security, Sensormatic will become part of a distinguished family of leading brands, including ADT, SimplexGrinnell and Thorn Security. Tyco Fire and Security has a track record of successfully building its global leadership position in both security and fire protection through organic growth, recurring revenue bases and acquisitions. According to Mr. Kozlowski: "This transaction will provide excellent, ongoing value to our customers and shareholders. It will be immediately accretive to Tyco's earnings and free cash flow per share. We see significant cost savings and synergistic opportunities in the areas of sales, administration, manufacturing and distribution."

Per-Olof Loof, President and CEO of Sensormatic commented: "This transaction provides outstanding value to our shareholders. Sensormatic's management and Board of Directors are excited by the new growth opportunities of our product lines through Tyco Fire and Security's sales and distribution
infrastructure.   It's a win for our customers, who will have access to
Tyco's more comprehensive range of product offerings and services. And, it's a win for our employees, who will now be part of the world's leading manufacturer, installer and provider of fire protection systems and electronic security services."

Under terms of the Agreement, a subsidiary of Tyco will shortly commence a tender offer to purchase all of Sensormatic's approximately 79.4 million shares of common stock for $24.00 per share in value of Tyco stock. The tender offer will be followed by a merger in which the remaining shares of Sensormatic will be exchanged for Tyco stock in the same ratio as in the exchange offer. For these purposes, the value of a Tyco share will be determined by taking the average of the daily volume weighted averages of the selling price per Tyco common share on the New York Stock Exchange over the five trading days ending on the fourth trading day preceding the initially-scheduled expiration date of the offer. If the average share price referred to in the preceding sentence is less than $46.25, Tyco may terminate the transaction unless Sensormatic agrees to a fixed exchange ratio in the
offer and merger of 0.5189.   Based on yesterday's closing price for Tyco
shares on the NYSE of $52.78, Sensormatic shareholders would receive 0.4547 for each Sensormatic share.

Sensormatic's 6 1/2% convertible preferred stock, which is convertible into approximately 8.8 million shares of Sensormatic common stock, will be called for redemption in the transaction in accordance with its terms. The holders of the preferred stock may elect to convert their shares into Sensormatic common stock prior to the redemption date in order to participate in the transaction.

This transaction, which will be accounted for as a purchase, is contingent upon customary regulatory review and certain other conditions. The Boards of Directors of both companies have approved the transaction, which is expected to be tax-free to shareholders of Sensormatic.


The offer will be made pursuant to definitive offering documents to be filed with the Securities and Exchange Commission. The offer is conditioned on the tender of a majority of the shares of outstanding shares on a fully diluted basis and other customary conditions.


Conference Call Information

Tyco will discuss the acquisition during a conference call for investors on Friday, August 3, 2001 at 9:00 am Eastern Time. The telephone number for US investors is 888-428-4473. International investors should call 612-332-1020. The call can also be accessed live at the following website:
investors.tycoint.com/medialist.cfm.

The call will be available on the aforementioned website through 5:00 pm EST on Friday, August 10, 2001. Replays of the call will also be available beginning on Friday, August 3, 2001 at 12:30 pm EST through Friday, August 10, 2001 at 11:59 pm EST. US investors should call 800-475-6701; international investors should call 320-365-3844. The access code for all investors is 597878.

In view of the transaction with Tyco, Sensormatic has cancelled its investor call previously scheduled for today at 9:30 AM Eastern Time to discuss results for its fiscal year ended June 30, 2001.


About Sensormatic

Sensormatic Electronics Corporation (NYSE: SRM) is a leading supplier of electronic security solutions to the retail, commercial and industrial marketplaces. Sensormatic is also the leader in integrated source tagging - a process where consumer goods manufacturers apply anti-theft tags at the point of packaging or manufacturing. The company is also the Official Electronic Security Supplier and a sponsor of the 2001 Winter Olympic Games in Salt Lake City, Utah and a sponsor of the U.S. Olympic Team through the year 2004. For more information on Sensormatic, please visit the company's web site at.http://www.sensormatic.com.

About Tyco International Ltd.

Tyco International Ltd. (NYSE:TYC, LSE:TYI, BSE:TYC) is a diversified manufacturing and service company. Tyco is the world's largest manufacturer and servicer of electrical and electronic components; the world's largest designer, manufacturer, installer and servicer of undersea telecommunications systems; the world's largest manufacturer, installer and provider of fire protection systems and electronic security services and the world's largest manufacturer of specialty valves. Tyco also holds strong leadership positions in medical device products, financing and leasing capital, plastics and adhesives. Tyco operates in more than 100 countries and has expected fiscal 2001 revenues of $38 billion.

Forward-Looking Information

This release contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing the following subjects: expected date of closing the acquisition; future financial and operating results; and timing and benefits of the acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for Tyco's acquisition of Sensormatic; the failure of the minimum tender condition or other conditions to the offer; the risk that the businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affected the businesses of Tyco and Sensormatic generally.

More detailed information about economic, business, competitive and/or regulatory factors is set forth in Tyco's and Sensormatic's filings with the Securities and Exchange Commission, including Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 and Sensormatic's Annual Report on Form 10-K for the fiscal year ended June 30, 2000 and their most recent quarterly reports on Form 10-Q. Tyco and Sensormatic are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

Investors are advised to read the registration statement on Form S-4, the Schedule TO, the preliminary and final prospectus and other documents relating to the exchange offer that will be filed by Tyco with the Securities and Exchange Commission. Sensormatic stockholders are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Sensormatic regarding the offer. Investors may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Tyco and Sensormatic with the SEC at the SEC's web site at www.sec.gov. These documents contain important information, which should be read carefully before any decision is made with respect to the exchange offer and the merger. These documents may also be obtained from Tyco or from Sensormatic by directing requests to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08 Bermuda, tel: (441) 292-8674; or to Sensormatic Electronics Corporation, 951 Yamato Road, Boca Raton, FL 33431-0700, tel : (561) 989-7000


              Tyco International Ltd. (NYSE-TYC, LSE-TYI, BSX-TYC)
                  Announces Merger with Sensormatic (NYSE-SRM)


Transaction Value:      Approximately $2.3 billion (based on $24.00 per SRM
                        share and the assumption of $116 million of net debt).

Exchange Ratio:  TYC share price (1)   SRM per share value   Exchange Ratio
---------------  -------------------   -------------------   --------------

                 Equal to or greater
                 than $46.25           Fixed at $24.00       Ratio changes
                                                             to maintain $24.00


                 Less than $46.25      (2)                   0.5189 shares of
                                                             TYC for each share
                                                             of SRM, if Tyco
                                                             gives a notice of
                                                             termination and
                                                             Sensormatic agrees
                                                             to the 0.5189 ratio

(1) Determined by taking the average of the daily volume weighted averages of the selling price Tyco common share on the New York Stock Exchange over the five trading days ending on the fourth trading day preceding the initially scheduled expiration date of the offer.

(2)   SRM value is based on the TYC share price times the exchange ratio

Anticipated Closing:    September - October 2001

Conditions Include:     Tender of majority of fully-diluted common shares of
                        SRM shareholders as well as customary regulatory approvals and other customary conditions.

Termination Fee:        $70 million.

Reimbursable Expenses:  Up to $5 million.